Exhibit 99.1

BTQ Technologies Appoints Brandt Pasco as U.S. Strategic Advisor for Post-Quantum Cryptography and Security

Appointment strengthens BTQ's engagement strategy as quantum computing, post-quantum cryptography, and secure national infrastructure become strategic policy priorities

VANCOUVER, BC , June 23, 2026 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ), a global technology company building the trust infrastructure for the quantum era, is pleased to announce the appointment of Brandt Pasco as U.S. Strategic Advisor for Post-Quantum Cryptography and Security.

Mr. Pasco will advance BTQ's engagement with U.S. government stakeholders, public-sector agencies, research institutions, national security organizations, and strategic industry partners.

The appointment comes at a pivotal moment for the U.S. quantum ecosystem. On June 22, 2026, the White House issued two executive orders: "Ushering in the Next Frontier of Quantum Innovation" and "Securing the Nation Against Advanced Cryptographic Attacks." Together, the orders seek to accelerate U.S. leadership in quantum computing, sensing, networking, and commercialization, while also directing the federal government to move high-value and high-impact systems toward NIST-approved post-quantum cryptography.

These actions build on years of U.S. government progress in quantum technology and quantum security, including the 2018 National Quantum Initiative Act, which established a coordinated federal program to accelerate quantum research and development; federal post-quantum cryptography migration planning efforts; NIST's release of finalized post-quantum encryption standards in 2024; and the Department of Commerce's recent announcement of more than $2 billion in proposed CHIPS incentives to support the U.S. quantum ecosystem.

For BTQ, this policy momentum reinforces the importance of trusted quantum technologies that can support governments, enterprises, and critical infrastructure operators as quantum computing moves from research and experimentation toward deployment, procurement, and national security planning.

In his role, Mr. Pasco will support BTQ's U.S. strategy across its portfolio of trusted quantum technologies, including post-quantum security, hardware-level cryptographic acceleration, secure digital asset infrastructure, and quantum software. He will work closely with BTQ's leadership team to identify public-private partnership opportunities, support strategic policy engagement, and help position BTQ within the emerging U.S. quantum security ecosystem.

"Quantum is moving from a research priority to a national infrastructure priority," said Olivier Roussy Newton, Chief Executive Officer of BTQ Technologies. "The recent acceleration of U.S. quantum policy reinforces the importance of building trusted technologies for the systems governments, enterprises, and critical networks will rely on. Brandt brings a rare combination of public-sector experience, national security perspective, regulatory knowledge, and private-market execution. His expanded role will strengthen BTQ's ability to engage with the U.S. government and strategic partners as the quantum market enters its next phase."

Mr. Pasco brings more than two decades of experience across government, law, private equity, venture capital, and technology commercialization. His public-sector background includes approximately 15 years in key roles within the U.S. Congress, Department of Defense, and National Security Council. He later served as Associate General Counsel at In-Q-Tel, Inc., a leading U.S. venture capital organization supporting technologies aligned with national security priorities.

In the private sector, Mr. Pasco has advised and helped scale high-growth technology and manufacturing companies, including serving as General Counsel of a company that grew to more than $1 billion in contracts. He is currently Managing Member of Pasco & Associates, where his work focuses on technology, venture capital, regulatory strategy, and high-value company formation.

"BTQ is working on technologies that sit directly at the intersection of quantum innovation, cybersecurity, and national security," said Brandt Pasco. "As governments begin moving from quantum research toward deployment, procurement, and cryptographic migration, companies with deep technical capabilities and credible execution will become increasingly important. I am excited to help BTQ build the relationships, partnerships, and policy alignment needed to support the Company's growth in the United States."

Mr. Pasco holds a J.D. from Georgetown University, where he later served as an adjunct professor, a Master's degree from the University of Chicago, and a Bachelor's degree from the University of Kansas.

About BTQ
BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ) is a quantum technology company focused on accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio and deep technical expertise, BTQ is developing a full-stack, neutral-atom quantum computing platform spanning hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

View original content to download multimedia:https://www.prnewswire.com/news-releases/btq-technologies-appoints-brandt-pasco-as-us-strategic-advisor-for-post-quantum-cryptography-and-security-302807518.html

SOURCE BTQ Technologies Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2026/23/c5921.html

%CIK: 0001821866

For further information: For further information: E: desk@btq.tech; Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.tech; Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 23-JUN-26